

January 28, 2014

Via E-mail
Ms. Cynthia L. Lucchese
Chief Financial Officer
Hillenbrand Inc.
One Batesville Boulevard
Batesville, IN 47006

> **Re:** **Hillenbrand, Inc.**
> **Form 10 for Fiscal Year Ended September 30, 2013**
> **Filed November 25, 2013**
> **File No. 1-33794**

Dear Ms. Lucchese:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Asset Impairment Determinations, page 19

1.   As a result of a recent acquisition, it appears goodwill has become a significant component of the company's total assets. In the interest of providing readers with better insight into management's judgments in accounting for goodwill, please disclose the following in future filings:

- Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses.
- How you weight each of the methods used including the basis for that weighting (if multiple approaches are used).
- A qualitative and quantitative description of the material assumptions used and a discussion of the uncertainty associated with these key assumptions.
- How the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

To the extent that your reporting units have an estimated fair value that is not substantially in excess of its carrying value, please provide the following disclosures for your reporting units:

- Disclose the percentage by which fair value exceeds carrying value as of the most-recent step-one test;
- Provide a description of the assumptions that drive the estimated fair value;
- Provide a discussion of the uncertainty associated with these key assumptions;
- Provide a discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying values for your reporting units, please disclose that determination. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC's Codification of Financial Reporting Policies for guidance. Please include your proposed disclosure enhancements as part of your response.

Operations Review – Process Equipment Group

Revenue, page 24

2. We note as a result of your recent acquisition, your backlog position has increased substantially. As backlog is not a measure defined by generally accepted accounting principles, your methodology for determining backlog may not be comparable to the methodology used by other companies in determining their backlog amounts. In future filings, beginning with your next quarterly report, please provide the following expanded disclosures regarding your backlog:

- An enhanced discussion of how your backlog is calculated, including what it includes and what it excludes in regard to firm orders, extensions/add-ons, pass-through costs (i.e. zero margin amounts), funded/unfunded amounts, and VIE/joint venture contracts versus company contracts.

- If relevant, discuss any changes in the methodology used to determine your backlog.
- To allow better insight into changes in your backlog from period to period, provide a roll-forward of your total backlog. The roll-forward should include current period beginning and ending balances, current period additions, cancellations, and amounts recognized in revenue, as well as any other major categories relevant to your facts and circumstances.
- To the extent any of your backlog is not moving forward, quantify and discuss such amounts.
- Address and discuss expected margins and margin trends in your backlog.
- Provide a breakdown of your backlog by product line.
- Provide, in percentage terms, a breakdown of your backlog by currency.
- If relevant, quantify and discuss any amounts included in your backlog for which written customer confirmation has not been obtained.

Please provide us with your proposed disclosure revisions as part of your response. Refer to Item 101(c)(1)(viii) for additional guidance.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief